Eaton Vance Floating-Rate Income Plus Fund

Two International Place

Boston, Massachusetts 02110

June 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Valerie J. Lithotomos

Re:	Eaton Vance Floating-Rate Income Plus Fund (the “Fund”)

             Pre-Effective Amendment No. 3 to Registration Statement on Form N-2

             (333-187767; 811-22821)

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-2, as amended, to 10:00 AM, Eastern Time, on Tuesday, June 25, 2013, or as soon thereafter as possible.

In connection with such request the Fund acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

Eaton Vance Floating-Rate Income Plus Fund

By:	/s/ Scott H. Page
Name:	Scott H. Page
Title:	President

Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036 646-855-6780

June 21, 2013

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Eaton Vance Floating-Rate Income Plus Fund

Registration Statement on Form N-2

File Nos. 333-187767 and 811-22821

Dear Ms. Lithotomos:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on April 5, 2013 and the Preliminary Prospectus dated May 23, 2013, began on May 29, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 46,342 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of Eaton Vance Floating-Rate Income Plus Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on June 25, 2013 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 3 to the Registration Statement.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory